                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*





                              JAVELIN SYSTEMS, INC.
                              ---------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)



                                   471896 10 0
                                   -----------
                                 (CUSIP Number)




                                    12/31/98
                                    --------
             (Date of Event Which Requires Filing of This Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /      Rule 13d-1(b)

         / /      Rule 13d-1(c)

         /X/      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 pages
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-------------------------------                 --------------------------------
 CUSIP NO.  471896-10-0               13G        PAGE   2   OF   5   PAGES
           -------------                              -----    -----

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      C. Norman Campbell
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBEROF A GROUP*
                                                              (a) / /
                                                              (b) / /
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

                                     441,050 (1)
           NUMBER OF         ---------------------------------------------------
             SHARES            6     SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY
              EACH           ---------------------------------------------------
           REPORTING           7     SOLE DISPOSITIVE POWER
             PERSON
              WITH                   441,050 (1)
                             ---------------------------------------------------
                               8     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      441,050
--------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.5%
--------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
(1) INCLUDES (i) 7,500 SHARES ISSUABLE TO REPORTING PERSON, AND (ii) 9,450 SHARES ISSUABLE TO REPORTING PERSON'S SPOUSE UPON EXERCISE OF OPTIONS TO PURCHASE COMMON STOCK WITHIN 60 DAYS OF DECEMBER 31, 1998.



                                Page 2 of 5 pages
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ITEM 1.
           (a)    Name of Issuer:
                  Javelin Systems, Inc., a Delaware corporation
                  ---------------------------------------------

           (b)    Address of Issuer's Principal Executive Offices:
                  17891 Cartwright Rd., Irvine, CA  92614
                  ---------------------------------------

ITEM 2.

           (a)    Name of Person Filing:
                  C. Norman Campbell
                  ------------------

           (b)    Address of Principal Business Office or, if none,
                  Residence:
                  17891 Cartwright Rd., Irvine, CA 92614
                  --------------------------------------

           (c)    Citizenship:
                  United States
                  -------------

           (d)    Title of Class of Securities:
                  Common Stock, par value $.01
                  ----------------------------

           (e)    CUSIP Number:
                  471896-10-0
                  -----------


ITEM 3.    NOT APPLICABLE.

ITEM 4.    OWNERSHIP.

           (a)    Amount Beneficially Owned:

                  441,050 shares, including (i) 7,500 shares issuable to Reporting Person, and (ii) 9,450 shares issuable to Reporting Person's spouse upon exercise of options to purchase Common Stock within 60 days of 12/31/98.

           (b)    Percent of Class:  7.5%

           (c)    Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote: 441,050
                  (ii)     shared power to vote or to direct the vote:  0
                  (iii) sole power to dispose or to direct the disposition of: 441,050
                  (iv)     shared power to dispose or to direct the disposition
                           of:  0




                                Page 3 of 5 pages
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ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: / /

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.   CERTIFICATION.

           Not applicable



                                Page 4 of 5 pages
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                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  February 5, 1999
                                 -----------------------------------------------
                                                     Date




                                 -----------------------------------------------
                                                   Signature

                                  /s/ C. Norman Campbell
                                 -----------------------------------------------
                                               C. Norman Campbell





                                Page 5 of 5 pages